United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2015

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

Press Release

Vale proposes US$ 2 billion for 2015 minimum dividend

Rio de Janeiro, January 30, 2015 — Vale S.A. (Vale) announces that its Executive Board has approved and will submit to the Board of Directors a proposal for the distribution of a minimum dividend of US$ 2 billion in 2015, equivalent to US$ 0.388095186 per share for both common and preferred shares outstanding, to be distributed in two equal tranches, on April 30 and October 30, 2015.

The Board of Directors will evaluate the proposal for each tranche in the meetings scheduled for April 14 and October 15, 2015.

If the proposed dividends are approved, all shareholders will have the right to the dividends on the record dates. The record date for the owners of shares traded on the BM&F Bovespa will be at the close of business on April 14, 2015 for the first tranche and October 15, 2015 for the second tranche. The record date for the holders of ADRs traded on the New York Stock Exchange (NYSE) and Euronext Paris will be at the close of business on April 17, 2015 for the first tranche and October 20, 2015 for the second tranche, and for the holders of HDRs traded on the Hong Kong Stock Exchange (HKEx) will be at the close of business in Hong Kong on April 17, 2015 for the first tranche and October 20, 2015 for the second tranche.

Vale shares will start trading ex-dividend on BM&F Bovespa, NYSE and Euronext Paris as of April 15, 2015 and October 16, 2015, and on HKEx as of April 16, 2015 and October 19, 2015.

The payment of each tranche will be made in Brazilian reais, calculated on the basis of the Brazilian real/US dollar exchange rate (Ptax — option 5) published by the Central Bank of Brazil on the business day prior to the Board of Directors meeting that approves the dividend proposal.

The dividend proposed preserves Vale’s sound capital structure and is consistent with the current scenario, in which we will invest to complete our key growth projects such as S11D while facing an environment of lower and volatile commodities prices. Vale reassures with this proposal its commitment to maintain its investment grade.

At the same time, we are intensifying the cost and capex reduction targets announced last December and developing partnerships and divestments to reinforce our free cash flow generation.

For further information, please contact:

+55-21-3814-4540

Rogerio Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Fernando Mascarenhas: Fernando.mascarenhas@vale.com

Andrea Gutman: andrea.gutman@vale.com

Bruno Siqueira: bruno.siqueira@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Marcelo Lobato: marcelo.lobato@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Mariano Szachtman: mariano.szachtman@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: January 30, 2015		Rogerio T. Nogueira
Director of Investor Relations